SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 001-14948

Toyota Motor Corporation

(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,

Aichi Prefecture 471-8571,

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Material Contained in this Report:

I.

English translations of the original Japanese-language documents, as filed with the Tokyo Stock Exchange on August 4 2017, with respect to the registrant’s results of operations for the first quarter of FY2018, ended June 30, 2017.

(1)	FY2018 First Quarter Financial Summary

II.

English translation of the Notice Concerning the Strengthening of the Continued Collaborative Relationship between Toyota Motor Corporation and Mazda Motor Corporation and the Execution of a Memorandum of Understanding Concerning a Business and Capital Alliance, as filed by the registrant with the Tokyo Stock Exchange on August 4, 2017.

III.	English translation of the Notice Concerning Disposition of Treasury Stock by Way of Third-party Allotment, as filed by the registrant with the Tokyo Stock Exchange on August 4, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Kenta Kon
	Name:	Kenta Kon
	Title:	General Manager of
Accounting Division

Date: August 4, 2017